Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For January 29, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii): Gallaher Group Plc

2.	Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( Yes )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( No )

An event changing the breakdown of voting rights: ( No )

Other (please specify) : ( No )

3.	Full name of person(s) subject to the notification obligation (iii):
(i)	JTI (UK) Management Ltd;
(ii)	Japan Tobacco Inc (the 100% shareholder in JTI (UK) Management Ltd); and
(iii)	The Japanese Ministry of Finance (the 50.00% shareholder in Japan Tobacco Inc.).
4.	Full name of shareholder(s) (if different from 3.) (iv): JTI (UK) Management Ltd

5.	Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 24 January 2007

6.	Date on which issuer notified: 26 January 2007

7.	Threshold(s) that is/are crossed or reached: 7% and 8%

8.	Notified details: _______

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the Triggering transaction (vi)
possible using the ISIN CODE
	Number of shares	Number of voting Rights (viii)

Ordinary Shares	43,659,238	43,659,238
ISIN Code:	(6.645% of shares)	(6.645% of direct voting rights)

GB0003833695
Resulting situation after the triggering transaction (vii)

Class/type of	Number of shares	Number of voting rights (ix)		% of voting rights
shares
if possible using the ISIN
CODE
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary Shares	52,824,006	52,824,006	52,824,006	8.039%	8.039%
ISIN Code: GB0003833695	The number of shares stated above are directly held by JTI (UK) Management Ltd only.	This is the number of voting rights attached to shares held directly by JTI (UK) Management Ltd only.	Please see Box 9. The indirect voting rights stated above are held through controlled undertakings being:	The percentage of direct voting rights stated above are held by JTI (UK) Management Ltd only.	The percentage of indirect voting rights stated above are held through controlled undertakings being:

			(i) Japan Tobacco Inc., through its 100% wholly-owned subsidiary, JTI (UK) Management Ltd.; and		(i) Japan Tobacco Inc., through its 100% wholly-owned subsidiary, JTI (UK) Management Ltd.; and

			(ii) the Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc., which in turn holds 100% of JTI (UK) Management Ltd.		(ii) the Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc., which in turn holds 100% of JTI (UK) Management Ltd.

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of	Expiration Date	Exercise/Conversion	Number of voting rights	% of voting
financial	(xiii)	Period/ Date (xiv)	that may be acquired if	rights
instrument			the instrument is
exercised/ converted.

n/a	n/a	n/a	n/a	n/a

Total (A+B)
Number of voting rights	% of voting rights

52,824,006 only	8.039% only
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
(i)	As at 24 January 2007, JTI (UK) Management Ltd holds 8.039% of the voting rights of Gallaher Group Plc (being 52,824,006 shares). As such, JTI (UK) Management Ltd has a direct holding of 8.039% of the voting rights in Gallaher Group Plc.

(ii)	Japan Tobacco Inc. is a 100% shareholder of JTI (UK) Management Ltd and holds 100% of the voting rights in JTI (UK) Management Ltd. As such, Japan Tobacco Inc., through its 100% wholly-owned subsidiary JTI (UK) Management Ltd, has an indirect holding of 8.039% of the voting rights of Gallaher Group Plc (being the same 52,824,006 shares held by JTI (UK) Management Ltd).

(iii)	The Japanese Ministry of Finance is a 50.00% shareholder of Japan Tobacco Inc., and holds just over 50% of the voting rights attached to shares in Japan Tobacco Inc. The Japanese Ministry of Finance, through its 50.00% holding in Japan Tobacco Inc. (which in turn through its 100% wholly-owned subsidiary JTI (UK) Management Ltd) has an indirect holding of 8.039% of the voting rights of Gallaher Group Plc (being the same 52,824,006 shares held by JTI (UK) Management Ltd).

Proxy Voting:
10. Name of the proxy holder:
     n/a
11. Number of voting rights proxy holder will cease to hold:
     n/a
12. Date on which proxy holder will cease to hold voting rights:
     n/a
13. Additional information:
     n/a
14. Contact name:
Japan Tobacco Inc. and JTI (UK) Management Ltd — Kosei Oda (Legal Counsel)
Freshfields Bruckhaus Deringer, legal advisers to Japan Tobacco Inc. and JTI (UK) Management Ltd — Penny MacRae (Associate)
15. Contact telephone number:
+81 (3) 5572 3352 — Kosei Oda (Legal Counsel for Japan Tobacco Inc.)
+44 (0) 20 7716 4251 — Penny MacRae (Associate, Freshfields Bruckhaus Deringer)
Annex to Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities): _______________
Contact address (registered office for legal entities): _______________
Phone number: _______________
Other useful information (at least legal representative for legal persons): _______________
B: Identity of the notifier, if applicable (xvii)
Full name: _______________

Contact address: _______________
Phone number: _______________
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation): _______________
C: Additional information : _______________
Notes to the Forms

(i)	This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii)	Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii)	This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

-	in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

-	in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

-	in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

-	in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

-	in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

-	in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

-	in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv)	Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v)	The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi)	Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’.

(vii)	If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii)	Direct and indirect

(ix)	In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x)	Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi)	Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii)	If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii)	date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv)	If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv)	The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi)	This annex is only to be filed with the competent authority.

(xvii)	Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Robin Miller
	Name:	Robin Miller
Date: January 29, 2007	Title:	Deputy Company Secretary